GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06

Singapore 138492

855-739-7864

May 20, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited (the “Company”)

Registration Statement on Form F-1

File No. 333-264872

Dear Ms. Wall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Grab Holdings Limited (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the same will become effective on May 24, 2022, at 9:00 AM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Rajeev P. Duggal at +65-6434-2980 of Skadden, Arps, Slate, Meagher & Flom LLP, and that such effectiveness also be confirmed in writing.

Very truly yours, GRAB HOLDINGS LIMITED

By:	/s/ Christopher Betts
Name: Christopher Betts Title: General Counsel

cc:	Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP